Mail Stop 4561

April 16, 2008

Mel F. Wesley
Vice President and Chief Financial Officer
Opnet Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000

>   **Re: Opnet Technologies, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2007**
>   **Filed June 11, 2007**
>   **File No. 000-30931**

Dear Mr. Wesley:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Stephen Krikorian
>   Accounting Branch Chief